Issuer Free Writing Prospectus

Relating to Preliminary Prospectus dated January 10, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333–175102

January 24, 2013

This free writing prospectus relates to the initial public offering of common stock by LipoScience, Inc. (the “Offering”) and should be read together with the preliminary prospectus, dated January 10, 2013 (the “Preliminary Prospectus”), relating to the Offering. The Preliminary Prospectus has been updated by Amendments No. 8 and 9 to the Registration Statement on Form S-1 (File No. 333-175102), each of which was filed with the Securities and Exchange Commission on January 24, 2013. A copy of the most recent preliminary prospectus included in Amendment No.  9 to the Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1168197/000119312513022039/d339769ds1a.htm. The following summarizes certain disclosures in the preliminary prospectus included in Amendment No. 9 to the Registration Statement that update the disclosures in the Preliminary Prospectus. References below to “we,” “us,” “our” and the “issuer” refer to LipoScience, Inc.

The following summarizes the principal differences in the preliminary prospectus included in Amendment No. 9 from the Preliminary Prospectus:

•	We have revised the estimated initial public offering price range shown on the front cover to $9.00 to $10.00 per share.

•

We have revised on pages 7 and 39 the estimate of the net proceeds we will receive from our sale of shares of common stock in the offering, based upon an assumed initial public offering price of $9.50 per share, which is the midpoint of the range set forth on the cover of the prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable to us, to approximately $40.7 million (approximately $47.3 million if the underwriters exercise their over-allotment option in full). We have also revised the disclosure on pages 7 and 39 about our expected use of the net proceeds to reflect the use of $16.9 million to hire additional sales and marketing personnel and to support costs associated with increased sales and marketing activities, $12.0 million for capital expenditures and $3.6 million to fund our research and development programs.

•

We have revised the pro forma as adjusted amount of the following line items on pages 11, 40 and 41 to reflect an assumed initial public offering price of $9.50 per share, which is the midpoint of the range set forth on the cover of the prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (in thousands):

Cash and cash equivalents	$48,410
Total assets	68,878
Additional paid-in capital	102,178
Total stockholders’ equity	54,006
Total capitalization	61,706

•

We have revised the information under the captions “Risk Factors—Risks Related to this Offering and our Common Stock—If you purchase shares of our common stock in this offering, you will suffer immediate dilution of your investment” on page 33 and “Dilution” on pages 42 and 43 to reflect an assumed initial public offering price of $9.50 per share, which is the midpoint of the range set forth on the cover of the prospectus. Based on this assumed price, the pro forma as adjusted net tangible book value after the offering would have been $53.4 million, or $3.90 per share, as of September 30, 2012, which represents an immediate increase in pro forma net tangible book value of $2.76 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $5.60 per share to investors purchasing in the offering, and new investors would have paid total consideration of $47,500,000, or 44%, of the total consideration paid for our outstanding common stock.

•

We have made additional clarifying disclosures relating to the previously disclosed indications of interest by certain of our existing stockholders and their affiliated entities in potentially purchasing up to an aggregate of $3.4 million in shares of our common stock in the Offering. These additional disclosures are included under the captions “Risk Factors—Risks Related to this Offering and Our Common Stock—An active trading market for our common stock may not develop” on page 31 and “Risk Factors—Risks Related to this Offering and Our Common Stock—Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions” on page 34. In addition, reference to these indications of interest no longer appears on the cover page of the preliminary prospectus included in Amendment No. 9.

•

We have made additional clarifying disclosures with respect to our previously disclosed new credit facility with Square 1 Bank and Oxford Finance. These additional disclosures are included under the captions “Risk Factors—Risks Related to Our Business and Strategy—If we fail to comply with the covenants and other obligations under our credit facility, the lenders may be able to accelerate amounts owed under the facility and may foreclose upon the assets securing our obligations” on page 20 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity” on page 58.

•

We have provided additional disclosure under the caption “Executive Compensation—Summary Compensation Table” on page 125 relating to our 2012 incentive bonus plan to reflect bonuses earned under this plan for 2012 by our named executive officers, which bonuses had not been determined on the date of the Preliminary Prospectus but were subsequently determined on January 21, 2013, and to provide additional disclosures relating to the 2012 incentive bonus plan in footnote (4) to the summary compensation table.

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We have added clarifying disclosures under the captions “Prospectus Summary—Summary Financial Data” on pages 9 and 11, “Capitalization” on pages 40 and 41, and “Dilution” on page 42 reflecting the fact that some of the expenses incurred by us in connection with the Offering had been paid as of September 30, 2012.

•

We have revised the number of shares used in the denominators of the calculations for basic and diluted pro forma net income (loss) per share (unaudited) on pages 10, 45, F-4 and F-17. The amounts of basic and diluted pro forma net income (loss) per share (unaudited) did not change as a result of the changes in the denominators of the calculations.

•	We have made additional clarifying disclosures with respect to our supply agreement with Agilent under the caption “Business—Supply Agreements—Agilent Technologies” on page 103.

•

We have revised the disclosure under the caption “Underwriting – Commissions and Expenses” on page 161 to reflect that the underwriters will not receive any underwriting discounts or commissions on shares of common stock, if any, that are sold to our existing stockholders or their affiliates in the offering.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at Barclaysprospectus@broadridge.com or by phone at (888) 603-5847; UBS Securities LLC, Attention: UBS Prospectus Department, 299 Park Avenue, 28th Floor, New York, NY 10019 or by phone at (888) 827-7275; or Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402 or by telephone at (800) 747-3924 or by e-mail at prospectus@pjc.com.